Via Facsimile and U.S. Mail
Mail Stop 6010

January 25, 2007

Mr. Bruce G. Kelley
President and Chief Executive Officer
EMC Insurance Group, Inc.
717 Mulberry Street
Des Moines, Iowa   50309

Re: EMC Insurance Group Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed on March 16, 2006
File No. 000-10956

Dear Mr. Kelley:

       We have completed our review of your Form 10-K and have no further comments
at this time.

                                                          Sincerely,

                                                          Jim Atkinson
                                                          Accounting Branch Chief